Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the First Quarter Ended March 31, 2016

First Quarter Net Revenues Increased 75.5% Year-over-Year to RMB1.1 Billion

BEIJING, June 1, 2016 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights1

•	Net Revenues increased 75.5% year-over-year to RMB1,093.5 million ($169.6 million), exceeding the high end of the Company’s original guidance of RMB1,060 million ($164.4 million).

•	Adjusted Net Income increased 49.1% year-over-year to RMB294.4 million ($45.7 million).

First Quarter 2016 Operating Highlights

•	Continued Expansion of Mobile Traffic: In March 2016, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 8.8 million and 7.2 million, respectively. Combined, this represents an increase of 65.3% in the total number of average daily unique visitors on mobile platforms compared with March 2015, and an increase of 16.3% compared with December 2015.

•	Strong Media and Leads Generation Value: In the first quarter of 2016, revenues from media services and leads generation services increased by 22.6% and 46.8%, respectively, compared to the corresponding period of 2015.

•	Significant Expansion of Transaction Platform: A total of 4,957 new vehicles were sold through Authome’s B2C transaction platform, including both the direct sales and the commission-based business models in the first quarter of 2016.

Mr. James Qin, Chief Executive Officer of Autohome, stated, “We are pleased to report another strong quarter of better-than-expected growth despite seasonality. Our solid operational and financial performance reflects the continued solid execution of our key growth strategies, including expanding our consumer audience and growing our core advertising and leads generation business as well as the emerging transaction marketplace business. While we continue to optimize these three pillars of business by leveraging our preferred media channels, leading traffic generation, enhanced user engagement, and precise transaction matching, we will concentrate our efforts on introducing expanded and differentiated solutions to further drive our overall performance and reinforce our leadership position in the market.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.4480 on March 31, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

With a solid start to the year, I am confident in our ability to execute our growth strategies to further reinforce our strengths and competitive advantages as the leading online media and transaction facilitator for automobile consumers in China.”

Mr. Nicholas Chong, Chief Financial Officer, commented, “The increases in both net revenues and net income for the first quarter demonstrates our ability to drive accelerated revenue growth from our diversified businesses and generate consistent profit by leveraging our efficient cost structure. We will continue to strengthen the foundation of our business by focusing on its expansion, operational efficiency and value creation by capturing the large and growing number of opportunities in the market.”

Detailed Overview of Financial Results for First Quarter 2016

Key Financial Results

(In RMB Millions except for per share data)	1Q2015	1Q2016	% Change
Net Revenues	622.9	1,093.5	75.5%
Net Income	165.6	244.7	47.8%
Adjusted Net Income[2]	197.5	294.4	49.1%
Diluted Earnings Per Share[3]	1.44	2.11	46.5%
Net Cash Provided by Operating Activities	283.9	162.2	-42.9%

Unaudited First Quarter 2016 Financial Results

Net Revenues

Net revenues increased 75.5% to RMB1,093.5 million ($169.6 million) from RMB622.9 million in the corresponding period of 2015. The increase was due to the newly launched online marketplace and the 32.8% increase in revenues from the Company’s media services and leads generation services.

•	Media services revenues mainly includes revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. Revenues from media services increased 22.6% to RMB442.1 million ($68.6 million) from RMB360.8 million in the corresponding period of 2015. The increase was mainly due to an increase in average revenue per automaker advertiser, as automakers continued to allocate more of their advertising budgets towards Autohome’s online advertising channels.

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

•	Leads generation services primarily includes revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) other value-added services. Revenues from leads generation services increased 46.8% to RMB384.1 million ($59.6 million) from RMB261.5 million in the corresponding period of 2015. The increase was primarily attributable to a 31.6% year-over-year increase in average revenues per paying dealer as dealers continued to allocate a greater portion of their budgets towards the Company’s services.

•	Online marketplace revenues mainly includes revenues from the new vehicle transaction business, which is primarily composed of direct vehicle sales and commission-based services facilitating transactions on the Autohome Mall platform, and other transaction-related revenues. Online marketplace revenues were RMB267.3 million ($41.5 million), compared to RMB0.6 million in the corresponding period of 2015. Revenues from direct vehicle sales accounted for 93.5% of online marketplace revenues, or RMB250.0 million ($38.8 million).

Cost of Revenues

Cost of revenues increased 271.7% to RMB383.4 million ($59.5 million) from RMB103.1 million in the corresponding period of 2015. The increase was primarily due to a RMB245.0 million ($38.0 million) increase in cost of goods sold related to direct vehicle sales, which was in-line with the Company’s strategy of growing the transaction platform by precisely matching automobile consumers with suppliers. In addition, cost of revenues included share-based compensation expenses of RMB2.0 million ($0.3 million) during the first quarter of 2016, compared to RMB2.7 million for the corresponding period of 2015.

Operating Expenses

Operating expenses increased 62.4% to RMB516.6 million ($80.1 million) from RMB318.2 million in the corresponding period of 2015. This increase was mainly due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company reinvests in future growth opportunities. As a percentage of net revenues, operating expenses for the first quarter of 2016 decreased to 47.2% from 51.1% in the corresponding period of 2015.

•	Sales and marketing expenses increased 50.9% to RMB329.1 million ($51.0 million) from RMB218.2 million in the corresponding period of 2015. This increase was primarily due to (i) an increase in salaries and benefits as a result of increased sales and marketing staff which is in-line with the Company’s rapid growth, and (ii) an increase in marketing expenses associated with the promotion of the Company’s mobile applications. Sales and marketing expenses for the first quarter of 2016 included share-based compensation expenses of RMB11.1 million ($1.7 million), compared with RMB10.6 million in the corresponding period of 2015.

•	General and administrative expenses increased 71.5% to RMB72.0 million ($11.2 million) from RMB42.0 million in the corresponding period of 2015. This increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for the first quarter of 2016 included share-based compensation expenses of RMB24.8 million ($3.8 million), compared with RMB9.3 million in the corresponding period of 2015.

•	Product development expenses increased 99.1% to RMB115.5 million ($17.9 million) from RMB58.0 million in the corresponding period of 2015. This increase was primarily attributable to an increase in salaries and benefits as a result of growth in product development staff which is in-line with the Company’s rapid growth. Product development expenses for the first quarter of 2016 included share-based compensation expenses of RMB10.8 million ($1.7 million), compared with RMB8.2 million in the corresponding period of 2015.

Operating Profit

Operating profit decreased 4.1% to RMB193.4 million ($30.0 million) from RMB201.6 million in the corresponding period of 2015.

Income tax (expense)/benefit

There was an income tax benefit of RMB33.1 million ($5.1 million) in the first quarter of 2016, compared to income tax expense of RMB50.2 million in the corresponding period of 2015. The income tax benefit was derived from a change in the enacted tax rate of one of Autohome’s subsidiaries which resulted in a one-off tax benefit of RMB69.4 million ($10.8 million) being recorded in the first quarter of 2016.

Net Income and EPS

Net income increased 47.8% to RMB244.7 million ($37.9 million) from RMB165.6 million in the corresponding period of 2015. Basic and diluted earnings per share and per ADS (“EPS”) were RMB2.16 ($0.33) and RMB2.11 ($0.33), respectively, compared with basic and diluted EPS in the corresponding period of 2015 of RMB1.49 and RMB1.44, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 49.1% to RMB294.4 million ($45.7 million) from RMB197.5 million in the corresponding period of 2015. Non-GAAP basic and diluted EPS were RMB2.60 ($0.40) and RMB2.54 ($0.39), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2015 of RMB1.78 and RMB1.71, respectively.

Balance Sheet and Cash Flow

As of March 31, 2016, the Company had cash and cash equivalents, restricted cash and term deposits of RMB4,375.3 million ($678.5 million), compared with RMB4,169.1 million as of December 31, 2015. Net cash provided by operating activities in the first quarter of 2016 was RMB162.2 million ($25.2 million), compared with RMB283.9 million in the corresponding period of 2015.

Employees

The Company had 3,679 employees as of March 31, 2016.

Recent Developments

•	Successful Hosting of the 2016 China Auto Forum: In April 2016, Autohome management was invited to host and speak at the globally renowned China Auto Forum which was sponsored by the China Association of Automobile Manufacturers (CAAM), and the International Organization of Motor Vehicle Manufacturers (OICA). Other speakers included companies such as Peugeot, Chery Automobile, Roland Berger, McKinsey & Company, etc.

•	Receipt of Preliminary Non-Binding “Going Private” Proposal: On April 18, 2016, the Company announced that its board of directors has received a non-binding proposal letter, dated April 16, 2016, from Mr. James Zhi Qin, director and chief executive officer of the Company, Boyu Capital Advisory Co. Ltd, Hillhouse TBC Holdings L.P. and Sequoia China Investment Management LLP, proposing a “going-private” transaction to acquire (a) all of the outstanding Class A ordinary shares (including Class A ordinary shares represented by American depositary shares of the Company (“ADSs”, each representing one Class A ordinary shares of the Company) not already owned by the Consortium and (b) all of the outstanding Class B ordinary shares of the Company at a purchase price in cash equal to $31.50 per Class A ordinary share, $31.50 per Class B ordinary share and $31.50 per ADS. Then, on April 26, the Company announced that its board of directors has formed a special committee consisting of three independent, disinterested directors to evaluate the “going-private” proposal.

•	Secondary stake sale by Telstra to Ping An Insurance Group: On April 15, 2016, Telstra Holdings Pty Limited, the largest shareholder of the Company, announced that it had entered into an agreement with Ping An Insurance (Group) Company of China, Ltd. for the sale of 47.7% of total issued shares in the Company for $1.6 billion. Telstra will retain a 6.5% interest in the Company after completing the transaction.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,323 million ($205.2 million) to RMB1,376 million ($213.4 million) in the second quarter of fiscal year 2016, representing a 53.7% to 59.8% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, June 1, 2016 (8:00 PM Beijing Time on Wednesday, June 1, 2016).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Domestic:	400-120-0539
United Kingdom:	0800-015-9725
International:	+1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 9768186.

A replay of the conference call may be accessed by phone at the following numbers until June 8, 2016:

United States:	+1-866-846-0868
International:	+61-2-9641-7900
Passcode:	9768186

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended March 31,
	2015	2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	360,755	442,130	68,569
Leads generation services	261,548	384,054	59,562
Online marketplace	601	267,277	41,451

Total net revenues	622,904	1,093,461	169,582

Cost of revenues	(103,136)	(383,390)	(59,459)

Gross profit	519,768	710,071	110,123

Operating expenses:
Sales and marketing expenses	(218,159)	(329,127)	(51,043)
General and administrative expenses	(41,988)	(72,017)	(11,169)
Product development expenses	(58,008)	(115,490)	(17,911)

Operating profit	201,613	193,437	30,000

Interest income	14,032	18,824	2,919
Loss from equity method investments	—	(1,629)	(253)
Other income, net	107	936	145
Income before income taxes	215,752	211,568	32,811

Income tax (expense)/benefit	(50,198)	33,083	5,131

Net income	165,554	244,651	37,942

Earnings per share for ordinary shares
Basic	1.49	2.16	0.33
Diluted	1.44	2.11	0.33
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	110,902,549	113,321,719	113,321,719
Diluted	115,328,561	115,689,256	115,689,256
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	3,897	(4,843)	(751)

Comprehensive income	169,451	239,808	37,191

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2015	2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	165,554	244,651	37,942
Plus: income tax expense/(benefit)	50,198	(33,083)	(5,131)
Plus: depreciation of property and equipment	10,712	15,361	2,382
Plus: amortization of intangible assets	1,476	1,138	176
EBITDA	227,940	228,067	35,369

Plus: share-based compensation expenses	30,830	48,629	7,542

Adjusted EBITDA	258,770	276,696	42,911

Net income	165,554	244,651	37,942
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,138	176
Plus: share-based compensation expenses	30,830	48,629	7,542

Adjusted Net Income	197,522	294,418	45,660

Non-GAAP Earnings per share for ordinary shares
Basic	1.78	2.60	0.40
Diluted	1.71	2.54	0.39
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	110,902,549	113,321,719	113,321,719
Diluted	115,328,561	115,689,256	115,689,256

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2015	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,152,647	2,232,265	346,195
Restricted cash	61,091	130,753	20,278
Term deposits	1,955,315	2,012,262	312,075
Accounts receivable	1,075,456	955,076	148,120
Inventories	111,667	216,905	33,639
Amount due from a related party	1,645	4,963	770
Prepaid expenses and other current assets	338,677	312,326	48,438
Deferred tax assets, current	45,977	68,841	10,676

Total current assets	5,742,475	5,933,391	920,191

Non-current assets:
Property and equipment, net	103,554	96,828	15,017
Goodwill and intangible assets, net	1,538,433	1,537,295	238,414
Long-term investments	124,102	134,473	20,855
Other non-current assets	21,512	23,518	3,647

Total non-current assets	1,787,601	1,792,114	277,933

Total assets	7,530,076	7,725,505	1,198,124

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	833,473	796,642	123,549
Advance from customers	27,214	31,037	4,813
Deferred revenue	872,487	793,378	123,042
Notes payable	174,943	238,978	37,062
Income tax payable	224,973	201,884	31,310
Amount due to a related party	23,444	7,926	1,229

Total current liabilities	2,156,534	2,069,845	321,005

Non-current liabilities:
Other liabilities	32,596	32,596	5,055
Deferred tax liabilities	489,910	482,342	74,805

Total non-current liabilities	522,506	514,938	79,860

Total liabilities	2,679,040	2,584,783	400,865

Shareholders’ equity:
Total shareholders’ equity	4,851,036	5,140,722	797,259

Total liabilities and shareholders’ equity	7,530,076	7,725,505	1,198,124